Exhibit 12


    PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                        TOTAL ENTERPRISE

        Computation of Ratio of Earnings to Fixed Charges


                                              Millions of Dollars
                                              -------------------
                                              Three Months Ended
                                                    March 31
                                              -------------------
                                                2001         2000
                                              -------------------
                                                  (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes                  $1,018          542
  Distributions less than equity in
    earnings of fifty-percent-or-less-
    owned companies                              (18)          13
  Fixed charges, excluding capitalized
    interest*                                    113           91
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                                              $1,113          646
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest            $   84           61
  Capitalized interest                            56           16
  Preferred dividend requirements of
    capital trusts                                13           13
  Interest portion of rental expense              11           12
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                                              $  164          102
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Ratio of Earnings to Fixed Charges               6.8          6.3
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*Includes amortization of capitalized interest totaling
 approximately $5 million in both 2001 and 2000 periods.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned fifty percent or less that have debt for which the company is contingently liable.
Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990, the company guaranteed a $400 million bank loan for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. Consolidated interest expense includes interest attributable to the LTSSP borrowing of $1 million in the first three months of 2001. The amount in the first three months of 2000 was minimal.


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